American Boarding Company

July 10, 2012

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

American Boarding Company

Amendment No. 1 to Form S-1

File No. 333-180838

Filed April 19, 2012

Dear Mr. Kluck:

American Boarding Company submits this letter to you in response to your letter of May 16, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•

Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

Your election under Section 107(b) of the Act;

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised private companies until those standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in you risk factor that, as a result of this election, you financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

COMMENT:

2.

We note that your business is primarily to acquire and hold investment real estate; thus, please file your next amendment on Form S-11.  See General Instruction A to Form S-11.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have filed our amendment on From S-11.

COMMENT:

3.

Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we do not have any graphics, photographs, or related captions, logos, or other artwork that we intend to use in the prospectus.

COMMENT:

Prospectus Front Cover Page

4.

We note that the proceeds from the sale of the shares in the offering will be held in escrow.  Please clarify if subscriptions are irrevocable.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a sentence on the Prospectus Front Cover Page to clarify that the subscriptions are irrevocable.  In addition, we have added this clarification in section “The Offering” sub-section “Escrow Account” and in section “Terms of the Offering”.

COMMENT:

General Information about the Company, page 4

5.

Please revise this section to clarify whether the company has had any revenues or clients.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added the following sentence to clarify that the Company does not have any revenues or clients.  The sentence added in this section is as follows: “The Company has not had any revenues and does not have any clients.”

COMMENT:

6.

We note your disclosure on page 21 where you state that your immediate plan is to purchase an initial property with 4-5 bedrooms.  We refer to the third paragraph under this section where you state that your mission is to be “the leading provider of quality housing communities…”  Statements regarding your expectations of market acceptance and future success are premature because of the early stage of development of your company.  Please delete the statement and review your entire prospectus and revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has deleted the statement “the leading provider of quality housing communities…” and we have revised our entire filing to remove statements regarding our expectation of market acceptance and future success because of the early stage of our development.

COMMENT:

7.

We note your disclosure on page 4 that your operations to date include “completed due diligence on renovation and building improvements.”  In the business section, please describe these completed operations in more detail.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a discussion in the “Description of our Business” section to provide the reader with completed due diligence on renovation and building improvements we plan to incorporate.  We have provided a copy of sub-section titled “Property Development” as it appears in the amended filing below.

Property Development

We envision American Boarding development properties with a focus toward sustainability and energy efficiency.  Through site planning we plan to minimize heat loads and facilitate natural ventilation.  Older structures typically lack quality ventilation which we have identified as a desirable enhancement feature.  We plan to employ energy efficient upgrades which will lower environmental effects while increasing operational efficiencies and result in long-term energy cost savings.  Along with installing energy efficient upgrades; applying innovative design principles we believe will result in better indoor air quality and conserve water.  Upgrading the plumbing, and in certain instances when possible re-routing the plumbing, will result in the conservation of heated water loss.

Overall, in an effort to continue with our conservation and energy efficient plans; we believe that situating our properties in close proximity to campuses will emphasize pedestrian and bicycle circulation and therefore minimize vehicular impact.  Throughout the development of each property we plan to utilize regional and recycled products and employ responsible waste management processes to conserve valuable resources.

COMMENT:

8.

We note your disclosure on page 5 where you state that Mr. Noorkayhani provides the office on a rent free basis.  Please tell us how long Mr. Noorkayhani plans to provide the office on a rent free basis and if there is any contractural arrangements to that effect.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the disclosure to state how long Mr. Noorkayhani plans to provide office space on a rent free basis.  We have provided below the disclosure as it now appears in the “General Information about the Company” section of the filing.

American Boarding Company has administrative offices located at 358 Frankfort Street, Daly City, California 94014.  Mr. Noorkayhani, an officer and director of the Company, provides the office free of charge and no lease exists.  We consider our current principal office space arrangement adequate and Mr. Noorkayhani has verbally agreed to provide this space until such a time as future growth of the Company warrants additional needs.

COMMENT:

The Offering, page 5

9.

We note your disclosure on page 6 where you state that “written notice will be mailed to each investor that the minimum amount has been received…”  Please revise your disclosure here and elsewhere, as applicable, to indicate the timing of such written notice.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing where appropriate, and as applicable, to state that “written notice will be mailed out to each investor within 5 days that the minimum amount has been received…”

COMMENT:

10.

Please revise your disclosure to provide a summary of the procedure that will ensure if the minimum offering is not received.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added the summary of the procedure that will ensure if the minimum offering is not received to section “The Offering” sub-section “Escrow Account”.

COMMENT:

Risk Factors, page 6

11.

If applicable, please include a risk factor that your officer and director do not have any experience in acquiring, developing or managing student housing communities.  Please see their business experience on page 46.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised Mr. Noorkayhani’s  biographical information in section “Background Information about our Officers and Directors” to include a discussion of his qualifications and work experience in the real estate marketplace.  We have provided the discussion included in his biography as it appears in the revised filing as written below.

In May 2009 Mr. Noorkayhani received his license as a California Realtor where he primarily serves the San Francisco Bay area.  Additionally, he has over 10 years of residential housing management experience in San Francisco managing two apartment buildings.

COMMENT:

“We do not have any substantial assets and are totally dependent…” page 10

12.

Please revise this risk factor to provide information about your net losses since inception.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included in this risk factor that “American Boarding Company has not generated revenues and has accumulated losses in the amount of $5,768 as of audit date March 31, 2012.”

COMMENT:

Use of Proceeds, page 14

13.

We note that you have budgeted to spend $102,000 on two or three bedroom property or $204,000 on a four or five bedroom property.  Please tell us how these price points compare to current real estate market data in the San Francisco area, with a view towards explaining whether it is reasonable to purchase the type of property described in this price range.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include a discussion regarding financing in the event we cannot purchase a property as planned.  Please see Staff comment 16 for further discussion regarding our response to whether its’ reasonable for us to purchase a property within our price range.

COMMENT:

Dilution of the Price You Pay for Your Shares, page 15

14.

Please tell us why you have calculated net book value as $(5,768) at March 31, 2012.  It appears that tangible book value was $2,732 as of that date.  Refer to Item 506 of Regulation S-K.  Please revise your disclosure and the table on page 16 as necessary.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have revised all figures in the dilution table using the tangible book value of $2,732.

COMMENT:

Description of Our Business, page 20

15.

Please expand your discussion of your business and remove all promotional language.  The current disclosure and heavy reliance on bullet points is brief and does not provide investors with a strong sense of your products and services.  Please limit your discussion of future services and products to those that you will offer in the immediate future.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised and expanded the “Description of our Business” section.  In addition, we have removed all promotional language, eliminated bullet point discussions, and limited our discussion of future services to those that we plan to offer in the immediate future.

COMMENT:

Business Overview, page 21

16.

We note your disclosure on page 14 that if you raise 50% of the maximum offering you would purchase a property with 2-3 bedrooms and if you are successful in raising the maximum offering of $300,000 you will purchase a property with 4-5 bedrooms.  We note your disclosure here that you plan to purchase your initial property in close proximity to one of the many universities and colleges in the San Francisco area.  Please tell us whether you plan to finance the purchase of any of these properties.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing and added a discussion in the “Business Overview” section on whether we plan to finance the purchase of any of these properties.  We have included the following discussion in this section as written below.

At the present, we do not plan to finance our planned property purchase.  In the event we find an optimal property and we do not have adequate funding then we plan to finance the balance through conventional means.

COMMENT:

17.

Please provide us with support for your statement, “even though the housing market has sustained an average of 30% decline in market value, the student housing rental income has shown a steady increase of 4.5%”  Clearly mark the specific language in the support materials that supports the statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.  Please ensure that you update your disclosure to the extent more recent information is available.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided the most recent information available in regards to the real estate rental marketplace in San Francisco.  None of the supporting material was prepared specifically for us in connection with this offering.  Please find below a copy of the discussion included in the “Business Overview” section of the amended filing regarding the updated real estate rental marketplace.

American Boarding Company plans to capitalize on the down-turn in real estate market while taking advantage of the increasing rental housing market.  Trulia is a leader in reporting earliest available trends in the real estate and rental marketplace in the United States.   Trulia reports that in May 2012 rents accelerated to 6% nationally over a year-to-year comparison and San Francisco lead the nation as rents rose 14.4% in May 2012.  (Source: http://blog.sfgate.com/ontheblock/2012/06/07/national-rents-way-up-will-more-renters-become-buyers Trulia is an online residential real estate site for home buyers, sellers, renters and real estate professionals. It lists properties for sale and rent as well as neighborhood information and community insights).  Meanwhile lending rates have been lowest in decades.

COMMENT:

Background and Management, page 22

18.

We note your disclosure on page 22 that your management team has well over 100 years of combined experience in real estate.  Please do not aggregate the years of your management’s experience.

RESPONSE:

We acknowledge the Staff’s comment and we have deleted the sentence that referenced our management’s combined years of experience.

COMMENT:

19.

Please discuss whether the members of your management team are employees of the company and, if so, whether that are full time employees.

RESPONSE:

We acknowledge the Staff’s comment and we have added a discussion whether members of our management team are employees of the Company and whether they are full time employees or part time employees.  The added discussion appears in the “Background and Management” section as follows: “Our Chief Executive Officer and Chief Financial Officer are full time employees of the Company and other management is part time employees of the Company”.

COMMENT:

20.

For those employees that are deemed to be significant employees, please include the disclosure required by Item 401(c) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have included employees deemed to be significant employees as required by Item 401(c) of Regulation S-K.  The filing has been revised to include the employees in the “Background Information about our Officers and Directors” section and in the “Executive Compensation” section.

COMMENT:

21.

Please ensure that your disclosure in this section is consistent with your disclosure in the “Background Information about Our Officer and Director” section on page 46.  For example, on page 23, you refer to your CFO’s experience in developing and managing properties; however, his business experience on page 46 does not reflect such real estate experience.  Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised Mr. Noorhayhani’s biographical information in section “Background Information about Our Officers and Directors” to disclose his work history in real estate and  his license.  We have also included this experience in section “Business Overview” sub-section “Background and Management”.  We have provided a copy of Mr. Noorkayhani’s real estate work experience that was added as written below.

In May 2009 Mr. Noorkayhani received his license as a California Realtor where he primarily serves the San Francisco Bay area.  Additionally, he has over 10 years of residential housing management experience in San Francisco managing two apartment buildings.

COMMENT:

22.

We note your disclosure on page 15 where you state that the category of salaries/contractors is allocated for the purpose of paying potential part-time employees or contracted employees.  Please tell us whether any member of the management team will be compensated from such proceeds.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have revised the disclosure to clearly state that “The category of Salaries/Contractors is allocated for the purpose of paying potential contractor services.  None of the proceeds allocated in this category are intended to pay the CEO or CFO or any other member of the management team listed in the section titled “Background and Management”.

COMMENT:

23.

We note your disclosure on page 5 where you state that the officers and directors will each devote approximately 10 hours a week to the company.  Please revise your disclosure here to clarify the amount of time the remaining members of the management team will each devote to the company.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our disclosure to clarify that “…ALL OTHER MANAGEMENT DEVOTES APPROXIMATELY 5 HOURS PER WEEK TO COMPANY MATTERS”.

COMMENT:

Environmental Laws, page 26

24.

Please revise your disclosure to provide the environmental laws that could apply to the ownership of real estate property or advise.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we do not believe environmental laws could apply to our ownership of real estate as we plan to purchase existing structures which have already passed city, county, and state rules.

COMMENT:

Plan of Operation, page 42

25.

Please explain what is meant by “target market clients in the small business and reprographic companies segment.”

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have deleted the statement “target clients in the small business and reprographic companies segment”.

COMMENT:

Security Ownership of Certain Beneficial Owners and Management, page 48

26.

For the entities listed as selling stockholders, please revise to disclose the natural person(s) that would be deemed to be the beneficial owners of those shares.  Please refer to the Questions 140.0 and 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we do not have any selling shareholders.

COMMENT:

27.

Please advise us whether Paramount Capital is a broker-dealer or an affiliate of a broker-dealer.

RESPONSE:

We acknowledge the Staff’s comment and confirm that Paramount Capital is not a broker-dealer and is not an affiliate of a broker-dealer.

COMMENT:

Certain Relationships and Related Transactions, page 49

28.

Please state the name(s) of your promoter(s) and disclose anything of value received or to be received by each promoter from the registrant.  See Item 404(c)(i) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to name the Company promoters and disclose that they will not receive anything of value from the registrant.

COMMENT:

Exhibit 5 - Legal Opinion

29.

Please clarify which laws the opinion is opining upon.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our lawyers have revised the legal opinion to accurately reflect which laws the opinion is opining upon.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Farshid Raafat

Farshid Raafat